Exhibit 99.2

CONSENT OF PHIL WILSON

In connection with the furnishing of the current report on Form 6-K (the “Form 6-K”) of Franco-Nevada Corporation with the U.S. Securities and Exchange Commission on October 21, 2015, I consent to the references to my name, and to the information attributed to me, included in the Form 6-K and incorporated by reference in the registration statements on Form F-3 (file no. 333-190109), on Form S-8 (file no. 333-176856) and on Form F-10 (file no. 333-191835).

DATED: October 21, 2015

/s/ Phil Wilson
Name: Phil Wilson, CEng